Exhibit 99.(h)(5)

October 10, 2025

Baillie Gifford Institutional Trust

c/o Baillie Gifford Overseas Limited

Calton Square, 1 Greenside Row

Edinburgh EH1 3AN,

Scotland, United Kingdom

Re:	Expense Limitation Agreement for Baillie Gifford Institutional Long Term Global Growth Fund, a Series of Baillie Gifford Institutional Trust (the “Trust”)

Dear Sirs

Baillie Gifford Overseas Limited, a company registered in Scotland with registered number SC084807 and registered as an investment adviser with, and regulated by, the Securities and Exchange Commission (the “Manager”) acts as the manager to Baillie Gifford Institutional Long Term Global Growth Fund (the “Fund”).

This letter is to inform you that the Manager has agreed to an expense limitation undertaking with respect to the Fund. This expense limitation undertaking is not intended to precipitate any alteration or reduction in the services provided by the Manager to the Fund.

For the period from the date of the establishment of the Fund until April 30, 2029 (and any subsequent periods as may be designated by the Manager by written notice to the Trust), the Manager hereby agrees to waive, reduce, reimburse or otherwise bear the fees and expenses with respect to the Fund to the extent that total annual operating expenses attributable to the share classes of the Fund set out below (exclusive of taxes and extraordinary expenses) exceed the following annual rates (based on the average daily net assets of such share class of the Fund):

Fund	Class	Expense Limitation
Baillie Gifford Institutional Long Term Global Growth Fund	Class 2	0.70%
	Class 3	0.63%
	Class 4	0.60%
	Class 5	0.55%

Annualized figures will be used to calculate the Fund’s expenses and the level of waiver/reimbursement where the expense limitation undertaking either begins or expires in the middle of the Fund’s fiscal year.

This Expense Limitation Agreement may be terminated by the Trust at any time upon a vote of the Board of Trustees, including a majority of the Trustees who are not “interested persons” for the purposes of the Investment Company Act of 1940, as amended. This Expense Limitation Agreement may not be terminated by the Manager.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statements for the Trust on behalf of the Fund on Form N-1A with the Securities and Exchange Commission and in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes and expressly permit you to do so.

BAILLIE GIFFORD OVERSEAS LIMITED

By:	/s/ Adam Conn
Name:	Adam Conn
Title:	Director

ACCEPTED AND AGREED TO:

BAILLIE GIFFORD INSTITUTIONAL TRUST, on behalf of its series, Baillie Gifford Institutional Long Term Global Growth Fund

By:	/s/ Lindsay Cockburn
Name:	Lindsay Cockburn
Title:	Treasurer